Exhibit 99.1

UBIC, Inc. Reports Unaudited Fiscal Year Third Quarter 2016 Financial Results

TOKYO, February 16, 2016 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big-data analysis services, announced today its unaudited financial results for the fiscal third quarter ended December 31, 2015 (the “third quarter 2016”). All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

Third Quarter 2016 Financial Highlights

•                  Net sales increased by 103.5% year over year to JPY3,179 million (US$26.4 million).

•                  Net sales from eDiscovery solutions increased by 104.3% year over year to JPY3,037 million (US$25.3 million).

•                  Gross margin increased to 47.4% from 44.5% in the prior year period.

“Our top-line growth accelerated in the third quarter 2016, growing by 103.5% year over year to JPY3,179 million and far exceeding our previous quarterly record,” stated UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto. “Our robust performance was driven by our strengthening sales in the U.S. market, which was primarily attributable to the group’s new framework for acquiring large U.S. projects centered around our acquisition of Evolve Discovery (“EvD Inc.”) in July 2015. With sales in the U.S. already comprising more than 50% of overall sales, we have reached an important milestone in the pursuit of our long-standing goal of becoming an eDiscovery powerhouse in the United States. With the combined success of our three U.S. subsidiaries and the recent establishment of an additional review center in New York City, we are confident in our ability to continue to develop our eDiscovery business in the largest global legal market.

“We continue to roll out new products utilizing our independently-developed artificial intelligence (“AI”) engine, KIBIT, to spur our expansion into new fields such as digital marketing, health care, and business intelligence. The most rapid progress was achieved in the field of business intelligence, where we recently launched and commercialized “Lit i View PATENT EXPLORER,” an intellectual property strategy support system, as well as “Lit i View AI Sukedachi Samurai,” a business data analysis system, both of which have already seen early traction in the Japanese market. Our strength continues in the healthcare field, as UBIC MEDICAL, a subsidiary established in April 2015, was commissioned for public work by the Japan Agency for Medical Research and Development.

“We are pleased with our performance in fiscal 2016 thus far, but our work is not complete. Going forward, our key focus will be to improve profitability while strengthening our revenue streams by improving the efficiency of our growing U.S. eDiscovery operations. Believing strongly in the applicability of our KIBIT AI technology to a wide range of fields, we will also invest additional resources in both marketing and product development to support the adoption of our expanding AI-powered offering globally.”

Third Quarter 2016 Financial Results

SALES: Net sales for the third quarter 2016 increased by 103.5% to JPY3,179 million (US$26.4 million) from JPY1,561.7 million in the prior year period. This increase was primarily due to the addition of U.S. projects and clients resulting from the Company’s acquisitions of EvD, as well as the steady performance of large-scale, cartel-related orders from Japanese corporations.

GROSS PROFIT: Gross profit for the third quarter 2016 increased by 116.8% to JPY1,506 million (US$12.5 million) from JPY694.6 million in the prior year period. Gross margin increased to 47.4% in the third quarter 2016 from 44.5% in the prior year period. The increase in gross margin was primarily due to the solid sales growth.

OPERATING EXPENSES AND INCOME (LOSS): Total operating expenses for the third quarter 2016 increased by 100.6% to JPY1,393 million (US$11.6 million) from JPY694.7 million in the prior year period. The increase in operating expenses was primary due to EvD acquisition costs, amortization of its goodwill and customer related assets, and costs related to investment in new business. Operating income increased to JPY113 million (US$0.9 million) from an operating loss of JPY0.1 million in the prior year period.

NET INCOME (LOSS): Net income for the third quarter 2016 increased by 337.1% to JPY39 million (US$0.3 million) from JPY9 million in the prior year period, primarily due to income taxes.

EARNINGS (LOSS) PER SHARE: Net loss per ordinary share (basic) for the third quarter 2016 increased to JPY1.10 (US$0.01) from JPY0.26 in the prior year period.

As of December 31, 2015, the Company had a total of 35,751,360 ordinary shares outstanding, or the equivalent of 17,875,680ADSs. Each ADS represented two shares of the Company’s common stock.

BALANCE SHEET: As of December 31, 2015, the Company’s cash and deposits were JPY2,254 million (US$18.7 million).

Financial Outlook

Based on information available as of February 16, 2016, the Company expects its sales to be approximately JPY10,500 million (US$87.3 million), up from its previous expectation of JPY10,300 million, and representing year-over-year growth of approximately 67.4%; and operating income to be approximately JPY240 million (US$2.0 million), down from its previous expectation of JPY600 million. The Company revised its sales outlook upwards as the performance of EvD, Inc. exceeded the Company’s initial forecast. The Company revised its operating income outlook downwards as it anticipates that costs associated with organizational restructuring and investment in new businesses mainly in the U.S. will exceed its initial forecast.

Recent Developments

November 17, 2015 — UBIC and Vistone Co-Develop “Kibiro” Personal Robot

Kibiro will be designed and manufactured by Vistone, and will be equipped with UBIC’s artificial-intelligence (AI) technology. Rappa, a wholly-owned subsidiary of UBIC engaged in digital marketing, will be responsible for developing specific business applications. UBIC and Vitone are developing Kibiro as an AI-based personal robot that will enrich people’s lives. Kibiro will be sold through Rappa to private companies and public organizations starting in the first half of fiscal year 2016 and to households starting in the second half of the year.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY120.27 to US$1.00, the noon buying rate in effect on December 31, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. UBIC’s KIBIT technology is driven by UBIC AI based on knowledge acquired through its litigation support services. KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC